Exhibit 99.1

Realm Therapeutics plc

(“Realm”, “Realm Therapeutics” or the “Company”)

Cancellation of AIM Listing

MALVERN, PA, March 26, 2019 – Realm Therapeutics plc (NASDAQ: RLM / AIM: RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration HOCl, announced on March 15, 2019 that the listing of the Company’s Ordinary Shares on AIM will cease and cancellation will be effective from 7:00 a.m. (GMT) on March 27, 2019.

Accordingly, today will be the last day of trading of Realm’s Ordinary Shares on AIM. Information on how to convert Ordinary Shares to American Depositary Shares (“ADSs”) is available on the Company’s website at www.realmtx.com.

With effect from March 27, 2019, on the basis that the Company’s place of central management and control is outside of the UK, Channel Islands and the Isle of Man, whilst the sale process continues, the Takeover Code will no longer apply to the Company and the process will no longer be a “formal process” under the Takeover Code.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the circular sent to Realm shareholders on 15 February 2019, which remains available on the Company’s website at www.realmtx.com.

RNS-RLM

About Realm Therapeutics

For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements. These forward-looking statements reflect the Company’s judgment at the date of this announcement and are not intended to give any assurance as to future results. Except as required by the FCA, the London Stock Exchange, the Panel on Takeovers and Mergers, the AIM Rules for Companies or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.: +44 (0) 20 3727 1000

U.S.: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000